Legal Department
The Lincoln National Life Insurance Company
100 N. Green Street
Greensboro, North Carolina 27401
Jassmin McIver-Jones
Counsel
Phone: 336-691-3892
Jassmin.McIver-Jones@LFG.com

VIA Email & EDGAR

August 8, 2022

Mr. Sonny Oh
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-248990; 811-08557; CIK: 0001048607
      Post-Effective Amendment No: 6

Dear Mr. Oh:

This letter is in response to your comments received on August 3, 2022, with respect to the above referenced filing.

1.	Comment: Cover Page –
a.	Language seems to be missing from the inserted sentence. Also add language as to clarify that it is connection with the Policy.

Response:
a.	We have revised accordingly.

2.	Comment: “Special Terms” (pages 3-5)
a.	Please add “to the May 1, 2022 prospectus” after the page numbers.
b.	Please revise Eligible Policy to read: A Policy with the …….. to purchase an additional death benefit…..
c.	Please revise Purchase Date to read: The date we approve……. To purchase Benefit Transfer Rider benefit or ……..

Response:
a.	We have revised accordingly.
b.	We have revised accordingly.
c.	We have revised accordingly.

3.    Comment:  Fee Table – (pages 10-12)
a.  The Benefit Transfer Rider should be under the Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses.
b.  Under the newly added Benefit Transfer Rider is should read – Benefit Transfer Rider Loan

Response:
a.	It is indicated in bold: Changes to “Fee Table” subsection “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” Optional Benefit Charges (pgs. 11-12):
b.	We have revised accordingly.

5.  Comment:  Changes to “Distribution of the Policies and Compensation” provision (p. 17)
a.  Please have the inserted sentence read as the inserted sentence on the cover page.

Response:
a.	We have revised accordingly.

6.  Comment:  “Other Benefits Available Under the Policy” (page 30)
a.	Please provide page number for reference.

Response:
a.	We have revised accordingly.

7.  Comment:  Changes to Long-Term Care Benefits Rider – subsection “Flexible Care Cash Benefits” (page 32)
a.   Suggests that “subject to state availability” is a material difference, please explain.

Response:
a.
The benefit is not optional and is only available at sell. The registered rep would have knowledge about rider availability during the sell to inform the purchaser. The purchaser would not have the option to purchase in their state if the rider isn’t available. State approvals accrue on a rolling basis, and it would be burdensome and not efficient to file 497s with each approval.

6.   Comment:  “Benefit Transfer Rider” (page 39)
Opening paragraphs:
a.  Under the second paragraph, explain why is meant by “….within 30 days after its receipt.” Receipt of what?
b.  Under the second paragraph, last sentence needs to be amended.

Response:
a.  We have revised accordingly.
b.  This has been revised accordingly.

Eligibility:
a.  Please clarify is it age 85 or purchase date of the rider election.
b.  Please clarify the hypothetical that was provided.

Response:
a.	We have revised accordingly.
b.	We have revised accordingly.

Rider Loan Interest Rate Charged:
a.  Please amend to include a narrative regarding the current rate.

Response:
a.  This has been updated accordingly.

Tax Treatment of Benefits:
a.  Suggest adding the language from the “Tax Treatment of Benefits” section of the Long-Term Care Benefits Rider.

Response:
a.  This has been revised accordingly.

Comment:  Signature Page:  Please add “*” after each name .

Response:  This has been revised accordingly and will be filed with our next 485(b) filing once all comments have been cleared.

All comments will carry through on the ISP if appropriate

Should you have any questions or additional comments, please call me at 336-691-3892 with any questions or additional comments.
Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones